SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             BCT INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   055-355-101
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                                 (CUSIP Number)

                                Steven N. Bronson
                               16 East 52nd Street
                                    Suite 501
                            New York, New York 10022
                                 (212) 872-1623

                                 with a copy to:

                             Steven D. Dreyer, Esq.
                      Hall Dickler Kent Friedman & Wood LLP
                                909 Third Avenue
                            New York, New York 10022
                                 (212) 339-5580
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 August 26, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 055-355-101                                          Page 2 of 7 Pages
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Steven N. Bronson
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
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                  7     SOLE VOTING POWER

                        406,570
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              100,000
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               635,320
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        100,000
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      735,320
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12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.5%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 055-355-101                                          Page 3 of 7 Pages
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Private Opportunity Partners II, Ltd.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
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                  7     SOLE VOTING POWER

                        -0-
 NUMBER OF        --------------------------------------------------------------
   SHARES         8     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              100,000
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
   PERSON               -0-
    WITH          --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        100,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      100,000
--------------------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                                |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.9%
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14    TYPE OF REPORTING PERSON*

      PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 7 Pages


Item 1. Security and Issuer.

            This Amendment No. 4 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of BCT International, Inc., a New Jersey corporation (the "Issuer"), and amends the Schedule 13D, as amended. The Issuer's principal executive office is located at 16 Thornton Road, Oakland, New Jersey 07436.

Item 2. Identity and Background.

            (a) This Amendment No. 4 to Schedule 13D is being filed jointly on behalf of Steven N. Bronson and Private Opportunity Partners II, Ltd., a Florida limited partnership (the "Partnership"). The general partner of the Partnership is B&B Management Group II, Inc., a Florida corporation ("General Partner") of which Mr. Bronson is the President.

            (b) Mr. Bronson's business address is 16 East 52nd Street, Suite 501, New York, New York 10022. The Partnership's business address is 16 East 52nd Street, Suite 501, New York, New York 10022.

            (c) Mr. Bronson is the President of the General Partner and of Catalyst Financial Corp., a broker-dealer licensed under the Act. The principal place of business of Catalyst is 16 Each 52nd Street, Suite 501, New York, New York 10022. The Partnership is engaged in the business of investing in securities.

            (d) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Neither the Partnership, the General Partner, nor any of its executive officers, including Mr. Bronson, were during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Bronson is a citizen of the United States of America. The Partnership is a Florida limited partnership and the General Partner is a Florida corporation. The principals of the General Partner are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

            The Partnership acquired an aggregate of 100,000 shares of Common Stock utilizing its working capital.

                                                               Page 5 of 7 Pages


Item 4. Purpose of Transaction.

            The Partnership acquired securities of the Issuer for investment purposes. Mr. Bronson and the Partnership and each may, independently, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current general business climate, decide to increase or decrease their respective positions in the Issuer.

            As of the date of the event which required filing of this Amendment No. 4 to Schedule 13D and except as described below, neither Mr. Bronson, the Partnership nor the General Partner, nor any of the other executive officers of the General Partner had any plans or proposals which may relate or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

            (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

            (j) Any action similar to any of those enumerated above.

                                                               Page 6 of 7 Pages


Item 5. Interest in Securities of the Issuer.

            (a)(b) Mr. Bronson may be deemed to beneficially own an aggregate of 735,320 shares of the Issuer's Common Stock, representing approximately 13.5% of the total shares of Common Stock deemed outstanding. Such shares of Common Stock include (a) 406,570 shares of Common Stock owned directly by Mr. Bronson, (b) 76,250 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $2.00 per share of Common Stock through February 1, 1999, (c) 76,250 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $3.00 per share of Common Stock through February 1, 1999, (d) 76,250 shares of Common Stock issuable upon the exercise of warrants at $4.00 per share of Common Stock through February 1, 1999 and (e) 100,000 shares of Common Stock owned by the Partnership as described below.

            The Partnership may be deemed to beneficially own an aggregate of 100,000 shares of the Issuer's Common Stock, representing approximately 1.9% of the total shares of the Issuer's Common Stock deemed outstanding. The Partnership may be deemed to share voting and dispositive power of such shares with Mr. Bronson.

            The foregoing shares of Common Stock do not include any shares held of record in the trading account of Catalyst and, with respect to such shares, the foregoing persons disclaim beneficial ownership.

            (c) Not applicable.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

            None.

                                                               Page 7 of 7 Pages


Item 7. Material to be Filed as Exhibits.

            Exhibit N - Joint 13D Filing Statement.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information as set forth in this statement is true, complete and correct.


Date: March 26, 1999                      /S/ Steven N. Bronson
                                          ------------------------------------
                                          Steven N. Bronson


                                          PRIVATE OPPORTUNITY PARTNERS II, LTD.

                                          By: B&B Management Group II, Inc.
                                                 General Partner

Date: March 26, 1999                      By: /S/ Steven N. Bronson
                                              --------------------------------
                                              Steven N. Bronson, President

                                    Exhibit N

      Reference is made to a report on Schedule 13D, being filed on or about the date hereof, with respect to the undersigned's beneficial ownership of shares of Common Stock of BCT International, Inc. The undersigned hereby acknowledge and agree that such Schedule 13D is being filed on behalf of each of the undersigned. This agreement may be executed in one or more counterparts, each of which shall be an original, but all of which shall constitute one and the same instrument.


Date: March 26, 1999                      By: /S/ STEVEN N. BRONSON
                                              --------------------------------
                                              Steven N. Bronson


                                          PRIVATE OPPORTUNITY PARTNERS II, LTD.

                                          By: B&B Management Group II, Inc.
                                                 General Partner

Date: March 26, 1999                      By: /S/ STEVEN N. BRONSON
                                              --------------------------------
                                              Steven N. Bronson, President